Arturo Rodriguez
VP and Controller
Principal Accounting Officer
417 Fifth Avenue, 9th Floor
New York, NY 10016
Direct Dial: 212-726-4234
Fax: 212-726-6590
Email: arturo.rodriguez@atari.com
May 17, 2007
VIA EDGAR
Stephen Krikorian
Accounting Branch Chief
Mail Stop 4561
Securities and Exchanges Commission
Washington, D.C. 20549

Re:	Atari, Inc.
Form 10-K for the fiscal year ended March 31, 2006
Filed June 29, 2006
Form 10-Q for the fiscal year ended December 31, 2006
Filed on February 13, 2007
File No. 000-27338
Dear Mr. Krikorian,
     This letter describes the responses of Atari, Inc. (“Atari” or the “Company”) to the comments, and contains the information requested, in the letter dated April 19, 2007 from the Staff of the Securities and Exchange Commission (the “Staff”) with respect to Form 10-K and 10-Q referenced above.
Form 10-K for the fiscal year ended March 31, 2006
Notes to the Consolidated Financial Statements
Goodwill and Other Intangible Assets, page F-10
Comment 1:
We note your response to comment 2 of our letter dated February 23, 2007, which indicates that you used three different approaches to determine the fair value of your publishing unit and you obtained a third party valuation as of March 31, 2006. Your response further indicates that the fair value of your publishing unit exceeded its carrying value as of March 31, 2006 using both the market approach and the projected discounted cash flows approach. Please address the following:

–	Explain how you determined that the information used in the discounted cash flow analysis was objectively verifiable as described in paragraph 24 of SFAS 142 considering your recent operating performance and cash flow deficits. Tell us how your estimates of future operating performance and cash flow projections considered the reduction of revenues resulting from the curtailment of new game development and the sale of certain intellectual property;

–	Describe in greater detail the third approach you used which relies on an analysis of the potential sales price of your assets offset by the liabilities based on recent sales prices to third parties of similar assets. Provide us with the significant assumptions used in the analysis and results of this approach;

–	Provide us with the results of the third party valuation performed as of March 31, 2006; and

–	To the extent that any of these approaches yielded a fair value less than the carrying value of your publishing unit, further explain your weighting of the multiple methodologies.
Response 1:
     The Company places most of its reliance on its market capitalization approach to determine the fair value of its publishing business as part of its testing of goodwill for impairment. The second and third approaches are performed to provide additional support to the market capitalization approach and very little stand-alone reliance is given.
     The discounted cash flow analysis, the second approach, performed at March 31, 2006 contemplated the Company expanding and refocusing its publishing business on certain key intellectual properties and by capitalizing on the growth of on-line play both through hardware (i.e. Xbox 360) and through the internet. The Company anticipated funding this refocus by the selling of certain non-core assets and by raising money through certain equity transactions. As such, the Company relied on industry research from independent third parties to measure and to justify reasonable revenue levels and growth. Although the Company had experienced a decline in its recent operating performance and cash flow deficits, it believed that, based on the facts known by management at that time, this refocus would yield more successful results.
     The third approach is an orderly sale of assets approach. This analysis assumes that the Company would sell all of its intellectual property to third parties and determined that the cash received for such sales, less any existing liabilities, would yield a value greater than the carrying value of the Company’s publishing business. As the Company had recently sold certain intellectual property, it was able to use the results of those sales to estimate the potential sale price of comparable intellectual property it still owned. The results of the analysis yielded a net value greater than the carrying value of the publishing business.
     See Appendix A of this letter for a copy of the report issued by the third party valuation service used.
     The Company places most of its reliance on its market capitalization approach to determine the fair-value of its publishing business. The second and third approaches are performed to provide additional support to the market capitalization approach and very little stand-alone reliance is given. As of our March 31, 2006 fiscal year end, none of the approaches mentioned above resulted in a conclusion that the fair-value of the publishing business was less than its carrying-value.

Comment 2:
Tell us what consideration you have given, or plan to give, to the recent drop in your stock price and market capitalization in your impairment analysis as of March 31, 2007. In addition, provide us with your proposed revised disclosures that you plan to include in the Critical Accounting Policies section of your MD&A, as indicated in response to comment 2 of our letter dated February 23, 2007.
Response 2:
     The Company experienced a steady decline throughout the month of March of its market capitalization. As such, as of March 31, 2007, the Company performed the market capitalization test, the primary analysis supporting the fair-value of its publishing business as deemed proper by SFAS No. 157, paragraph 18. This test resulted in the failure of the Step 1 analysis; therefore we are required to perform a Step 2 impairment analysis of our publishing goodwill. As of April 17, 2007, we have engaged a third party to perform the Step 2 analysis. On April 30, 2007, we filed a Form 8-K alerting the market that we expect to record a material impairment to our goodwill in our fiscal 2007 fourth quarter. We expect to have the Step 2 impairment analysis completed in early June. If a reasonable estimate is available prior to then, we will file an amended Form 8-K notifying the market of our reasonable estimate.
     As part of our March 31, 2007 Form 10-K, we will be including the following language in the Critical Accounting Policies section of our MD&A:
Goodwill and Acquired Intangible Assets
     Goodwill is the excess purchase price paid over identified intangible and tangible net assets of acquired companies. Goodwill is not amortized, and is tested for impairment at the reporting unit level annually or when there are any indications of impairment, as required by SFAS No. 142, “Goodwill and Other Intangible Assets.” A reporting unit is an operating segment for which discrete financial information is available and is regularly reviewed by management. We only have one reporting unit, our publishing business, to which goodwill is assigned.
     A two-step approach is required to test goodwill for impairment for each reporting unit. The first step tests for impairment by applying fair value-based tests (described below) to a reporting unit. The second step, if deemed necessary, measures the impairment by applying fair value-based tests to specific assets and liabilities within the reporting unit. Application of the goodwill impairment tests require judgment, including identification of reporting units, assignment of assets and liabilities to each reporting unit, assignment of goodwill to each reporting unit, and determination of the fair value of each reporting unit. The determination of fair value for each reporting unit could be materially affected by changes in these estimates and assumptions. Such changes could trigger impairment.
     In fiscal 2007, we completed the first step of the annual goodwill impairment testing as of December 31, 2006. As part of step one, we considered three methodologies to determine the fair-value of our reporting unit. The first, which is our primary and most reliable approach, is a market capitalization approach. This aligns our market capitalization at the balance sheet date to our publishing business, as we believe this measure is a good third-party indication of fair value. The second approach entails determining the fair value of the reporting unit using a discounted cash flow methodology, which requires significant judgment to estimate the future cash flows and to determine the appropriate discount rates, growth rates, and other assumptions. The third approach is an orderly sale of assets process, which values the publishing unit based on estimated sale prices of assets and intellectual property, less any related liabilities. Due to our history of operating losses and diminishing financial performance, we do not place heavy reliance on the second approach. The third approach is not a commonly used analysis; therefore, we place minimal reliance on that approach as well. Pursuant to this analysis, we found no indications of impairment of our recorded goodwill at December 31, 2006.
     However, during the fourth quarter ended March 31, 2007, our market capitalization declined significantly. As this measure is our primary indicator of the fair value of our publishing unit, management considered this decline to be a triggering event, requiring us to perform step two of the impairment test. As of March 31, 2007, we completed the second step and management has concluded that a material impairment charge of $XX.X should be incurred. This is a non-cash charge and has been recorded in the fourth quarter of fiscal 2007.
*     *     *     *     *
As requested, we hereby acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with the respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
   If you have any questions or if you need any further information, please do not hesitate to contact me at 212-726-4234.

Very truly yours,

/s/ Arturo Rodriguez
ARTURO RODRIGUEZ
VP and Controller

cc:	David Pierce, Kristina Pappa Atari, Inc.

KPMG LLP
345 Park Avenue	Telephone	212-758-9700
New York, NY 10154	Fax	212-758-9819
June 20, 2006
Mr. Arturo Rodriguez
Principal Accounting Officer
Atari, Inc.
417 Fifth Avenue.
New York, NY 10016
Dear Mr. Rodriguez:
KPMG LLP (“KPMG”) has completed its engagement to assist Atari, Inc. (“Atari,” or the “Company”) with reviewing Atari management’s internal equity valuation prepared for Statement of Financial Accounting Standards (“SFAS”) No. 142 purposes. This letter summarizes our findings. We have not been engaged to make specific purchase or sales recommendations. Our work is designed solely to provide information to allow Atari management to proceed with its financial reporting requirements and is subject to the attached Limiting Assumptions in Appendix A.
At your request, KPMG has reviewed the reasonableness of the methodologies and assumptions used in the valuation of the Publishing segment (the “Valuation”) as of March 31, 2006 (“Test Date”). The following table summarizes Atari’s valuation conclusion.

Segment Publishing	FV of Business Enterprise[1] (USD 000) 97,599	Carrying Value (USD 000) 69,870	Pass/Fail Pass
Based on the results above, Atari management concluded that the fair value of the Publishing segment exceeded its respective carrying value; thus, there was no evidence of goodwill impairment as of the Test Date.
Standard of Value
The applicable standard of value for SFAS 142 is fair value (“FV”). FV is defined as the amount for which an asset or liability could be exchanged in a current transaction between knowledgeable, unrelated willing parties when neither party is acting under compulsion.

[1]	Valuation performed by Atari.

[2]	Carrying Value as provided by Atari.
KPMG LLP, a U.S. limited liability partnership, is the
U.S. member firm of KPMG International, a Swiss cooperative

Mr. Arturo Rodriguez
Atari, Inc.
June 20, 2006

Scope of Review
In connection with our valuation review, we have performed the following procedures:
•	Reviewed Atari’s valuation memo and supporting schedules;

•	Discussed the nature of the business, its history, products, and the future outlook for the Company;

•	Tested the reasonableness of the debt-free cash flows used in the DCF analysis;

•	Compared Atari’s projection against that of its peer companies;

•	Tested the reasonableness of the discount rate used;

•	Assessed the reasonableness of the control premium used to gross up the market capitalization value to controlling value;

•	Provided suggestions with respect to documenting the assumptions behind the projection;

•	Reviewed additional data provided by Atari;

•	Reviewed the value reconciliation of the different methods employed; and

•	Prepared a memo summarizing KPMG’s findings.
Limitation of KPMG’s Review
The procedures performed are subject to the following significant limitations:
•	Our efforts did not constitute a “Review Appraisal” as defined by the USPAP of the Appraisal Foundation;

•	Our efforts did not include the rendering of any opinions of value regarding the Company;

•	Our efforts did not include examining the subject analyses for clerical accuracy; and

•	We relied on information supplied by the Company without audit or verification. We have assumed that all information furnished is complete, accurate and reflects management’s good faith efforts to describe the status and prospects of the Company at the Test Date from an operating and a financial point of view.
Findings and Discussion Points
Atari used Discounted Cash Flow, Market Capitalization, and Orderly Sale of Asset methods, and applied an equal weighting of 33.33 percent to each method to arrive at the FV of Publishing.
Discounted Cash Flow Method
Atari performed a Discounted Cash Flow analysis to estimate the FV of equity of the Publishing segment. The following is a highlight of our material findings and discussion points:
Projections
Management’s financial forecast for the Publishing segment took into consideration the additional capital inflow from the sale of the Stuntman for $9 million in May 2006 and the anticipated sale of Driver Series and Reflections for $25 million in June 2006. Management is highly confident that asset sales will occur during this period as indicated by the interests

Mr. Arturo Rodriguez
Atari, Inc.
June 20, 2006

received for select assets and current negotiations with third parties. The standalone financial forecast for the Publishing segment excluded the assets that were sold prior to March 31, 2006.
Management projected net revenue growth of approximately 18 percent from fiscal year 2007 to fiscal year 2008. Management believes that Atari can achieve the projected growth based on title-by-title projections of Atari’s products, with the help of the proceeds from the sales of its non-core assets.
Atari utilized the direct method to calculate the debt-free net cash flows by beginning with net income and adjusting for taxes, interest expense and discontinued operations against it to derive the debt-free net income. Depreciation, intangible amortization, R&D amortization, capitalized R&D, change in working capital, and capital expenditures were added back to or (subtracted from) the debt-free net income to derive the debt free net cash flows. Atari then discounted the cash flows of the projected period to the present value.
Discount Rate
Atari used a discount rate of 17 percent. This discount rate was estimated using the Capital Asset Pricing Model and WACC. Atari selected four publicly traded “Guideline Companies” among the U.S. public companies that publish and develop video game software. Atari included a 4.0 percent size premium in its cost of equity and a 7.6 percent market risk premium, and used 1.24 as its levered beta. The size premium is based on Ibbotson Associates Yearbook 2005 data. Considering that Atari does not have any debt and guideline companies also have debt to total capital ratio of less than 5%, Atari used a 17% as an approximated discount rate. KPMG performed a supplementary discount rate analysis and concluded that the discount rate of 17 percent was not unreasonable.
Terminal Value
Atari used the Gordon Growth Model to compute the terminal value. The methodology is widely accepted. Atari used the 17% discount rate and 4.0% terminal growth rate. The terminal growth rate of 4.0% is not unreasonable.
Net Operating Loss
As of the Test Date, Atari had a net operating loss (“NOL”) balance of approximately $527 million. While Atari is entitled to use the full amount of NOL, Atari management took a conservative step by assuming that the usable NOL amount would be significantly lower as it would be in a change of control situation. Based on this reduced NOL limitation, management estimated the present value of the NOL benefit of $13.5 million. This amount was added back to the DCF value.
Determination of Publishing Segment Value from the Income Approach
Under the DCF method, the indicated FV of the equity of Publishing was approximately $105.9 million. Atari’s concluded equity value included NOL benefits of $13.5 million and expected total cash proceeds from the sales of Driver Series, Reflections and Stuntman of $34.0 million. A summary of the components of DCF method is presented below:

Mr. Arturo Rodriguez
Atari, Inc.
June 20, 2006

Present Value of Cash Flows	58,337
less: Debt	—
plus: Cash	—

Equity Value before NOL and IP Sale	58,337

plus: NOL Valuation	13,538
Plus: Proceed from IP Sale	34,000

Equity Value after NOL and IP Sale	105,875
Market Capitalization Method
Atari also performed a Market Capitalization analysis as of March 31, 2006 to corroborate the DCF findings.
As of the Test Date, the Company’s per share price was $0.64. With approximately 134.7 millions shares in total, the market capitalization of the Company was approximately $86.2 million. The $0.64 stock price is one of the lowest price Atari has traded in its history. However, management believes the stock price has hit the sustainable floor value. Atari applied a nominal control premium of 10 percent to equate the market capitalization value on a controlling basis. We believe the 10% premium is not unreasonable.
Atari management considered using a market multiple-based valuation method such as Enterprise value-to-EBITDA. However, management indicated that because Atari is generating negative earnings, application of multiples is not meaningful. Further, management indicated that Atari’s business is very different from those of Guideline Companies. Therefore, management considered but did not employ the market multiple-based valuation method.
Orderly Sale of Asset Analysis Approach
Atari performed an Orderly Sale of Asset analysis to compute the FV of Atari. The Company used the low end of its estimates for the game library (“IP”) and other assets related to the Publishing unit. Atari has received indications from various third parties expressing interest in the Company’s Publishing assets. Below is a list of the ten largest games related to the Publishing unit:

Mr. Arturo Rodriguez
Atari, Inc.
June 20, 2006

	Lower Range	Higher Range
Asset	(USD 000)	(USD 000)	Comments

Driver Series	25,000	25,000	Received offer from Ubisoft
Atari Name License	*	*
DBZ License	*	*
Test Drive Series	*	*	*
Stuntman	9,000	9,000	Sold to THQ for $9 million
Total Annihilation Series	*	*	*
Shiny Studio	2,000	3,000	Nexon is interested
Enemy in Sight	*	*	*
Deer Hunter	*	*

Atari computed $100.7 million value using the Orderly Sale of Asset method. Atari management indicated that it had only considered the top titles and does not include other 100 plus titles.
Conclusion
Based on the scope of our review outlined above, it is our opinion that the methodologies and assumptions used, and the valuation conclusions reached by Atari management are not unreasonable as of the Valuation Date.
It is important to note that subsequent to the Valuation Date, Atari’s stock price has declined and the excess cushion between fair value and book value has further eroded. As of the issuance date of this letter, the stock price of Atari was at approximately $0.53, yielding a market capitalization of $71.1 million.
Statement of Disinterestedness
We have no present or contemplated future interest in Atari, or any other interest that might prevent us from performing an unbiased review of Atari’s valuation report.
* * * * * *
We appreciate the opportunity to be of service to you. If you have any questions, please feel free to call me at (267) 256-2920 or Seung Feacher at (212) 872-3545.

KPMG LLP — Economic and Valuation Services
By: Geoffrey Dennis, Principal
Assisted by:
Steven Huang
__________________
* This confidential portion has been so omitted and filed separately with the Commission pursuant to a request for confidential treatment filed with the Commission.

APPENDIX A
LIMITING ASSUMPTIONS

LIMITING ASSUMPTIONS
1.	Report Distribution — This report has been prepared solely for the purpose stated and should not be used for any other purpose. Except as specifically stated in the report, neither our report nor its contents are to be referred to or quoted, in whole or in part, in any registration statement, prospectus, public filing, loan agreement, or other agreement or document without our prior written approval. A copy of this report may be provided to your auditors expressly for review as part of their audit procedures under Statement of Auditing Standards (“SAS”) 73 — Using the Work of a Specialist. Further, you agree to ensure that your external auditor agrees not to distribute our report to any other third parties. In addition, except as set forth in the report, our analysis and report presentation are not intended for general circulation or publication, nor are they to be reproduced or distributed to other third parties without our prior written consent.

2.	Scope of Analysis — The appraisal of any financial instrument or business is a matter of informed judgment. The accompanying appraisal has been prepared on the basis of information and assumptions set forth in the attached report, associated appendices, or underlying work papers, and these Limiting Assumptions.

3.	Nature of Opinion — Neither our opinion nor our report are to be construed as a fairness opinion as to the fairness of an actual or proposed transaction, a solvency opinion, or an investment recommendation, but, instead, are the expression of our determination of the fair market value of the subject assets between a hypothetical willing buyer and a hypothetical willing seller in an assumed transaction on an assumed valuation date. For various reasons, the price at which the Subject Assets might be sold in a specific transaction between specific parties on a specific date might be significantly different from the fair value as expressed in our report.

4.	Going Concern Assumption, No Undisclosed Contingencies — Our analysis: (i) assumes that as of the Valuation Date the Company and its assets will continue to operate as configured as a going concern; (ii) is based on the past and present financial condition of the Company and its assets as of the Valuation Date; and (iii) assumes that the Company had no undisclosed real or contingent assets or liabilities, no unusual obligations or substantial commitments, other than in the ordinary course of business, nor had any litigation pending or threatened that would have a material effect on our analyses.

5.	Lack of Verification of Information Provided — We have relied on information supplied by the Company without audit or verification. We have assumed that all information furnished is complete, accurate and reflects management’s good faith efforts to describe the status and prospects of the Company at the Valuation Date from an operating and a financial point of view. As part of this engagement, we have relied upon publicly available data from recognized sources of financial information which have not been verified in all cases.

6.	Reliance on Forecasted Data — Any use of management’s projections or forecasts in our analysis does not constitute an examination or compilation of prospective financial statements in accordance with standards established by the American Institute of Certified Public Accountants (“AICPA”). We do not express an opinion or any other form of assurance on the reasonableness of the underlying assumptions or whether any of the prospective financial statements, if used, are presented in conformity with AICPA presentation guidelines. Further, there will usually be differences between prospective and actual results because events and circumstances frequently do not occur as expected and those differences may be material.

7.	Subsequent Events — The terms of our engagement are such that we have no obligation to update this report or to revise the valuation because of events and transactions occurring subsequent to the Valuation Date.

8.	Legal Matters — We assume no responsibility for legal matters including interpretations of either the law or contracts. We assumed that all required licenses, permits, etc. are in full force and effect. We assume no responsibility for the acceptability of the valuation approaches used in our report as legal evidence in any particular court or jurisdiction. The suitability of our report and opinion for any legal forum is a matter for the client and the client’s legal advisor to determine.

9.	USPAP — Unless otherwise stated in our report, this report is in substantial compliance with USPAP (“Uniform Standards of Professional Appraisal Practice”).

10.	Verification of Legal Description or Title — We have made no investigation of legal description or title and have assumed that owner(s) claims to property are valid. No consideration will be given to liens or encumbrances which may be against the property except as specifically stated as part of the financial statements you provide to us as part of this engagement. Full compliance with all applicable federal, state, and local zoning, environmental, and similar laws and regulations is assumed, unless otherwise stated, and responsible ownership and competent property management are assumed.

11.	Verification of Hazardous Conditions — We will not investigate the extent of any hazardous substances that may exist as we are not qualified to test for such substances or conditions. If the presence of such substances, such as asbestos, urea formaldehyde foam insulation or other hazardous substances or environmental conditions may affect the value of the property, the value will be estimated predicated on the assumption that there is no such condition on or in the property or in such proximity thereto that it would cause a loss in value. No responsibility will be assumed for any such conditions, or for any expertise or engineering knowledge required to discover them.

12.	Condition of Property — We assume no liability whatsoever with respect to the condition of the subject property or for hidden or unapparent conditions, if any, of the subject property, subsoil or structures, and further assume no liability or responsibility whatsoever with respect to the correction of any defects which may now exist or which may develop in the future. Equipment components considered, if any, were assumed to be adequate for the needs of the property’s improvements, and in good working condition, unless otherwise reported.

13.	Zoning — It was assumed that all public and private zoning and use restrictions and regulations had been complied with, unless non-conformity was stated, defined and considered in the report.

14.	The Americans with Disabilities Act (“ADA”) — The ADA became effective January 26, 1992. The valuation professional will not make a specific compliance survey and analysis of this property to determine whether or not it is in conformity with the various detailed requirements of the ADA. It is possible that a compliance survey of the property, together with a detailed analysis of the requirements of the ADA, could reveal that the property is not in compliance with one or more requirements of the Act. If so, this fact could have a negative effect upon the value of the property. Since the valuation professional has no direct evidence relating to this issue, he will not consider possible non-compliance with the requirements of the ADA in estimating the value of the property.